UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Marathon Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

565756103
(CUSIP Number)

February 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 565756103	13G

1		NAME OF REPORTING PERSONS Michael S. Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Item 4).	5	SOLE VOTING POWER 14,725,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,725,000(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (also see Item 4). 14,725,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (also see Item 4(b)). 26.8%(2)
12		TYPE OF REPORTING PERSON (see instructions) IN

(1) Reflects the aggregate amount beneficially owned as of February 14, 2007. Subsequent to February 14, 2007, Mr. Gross purchased additional shares of Common Stock pursuant to a Stock Purchase Plan dated June 4, 2008 by and between Mr. Gross and Citigroup Global Markets, Inc. (the “Stock Purchase Plan”). Mr. Gross’s holdings including the shares purchased under this Stock Purchase Plan are reflected in a Schedule 13D filed by Mr. Gross on July 1, 2008.

(2) Based upon 54,910,850 outstanding shares, which includes the 49,410,850 shares of Common Stock issued and outstanding as of November 13, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2006 and the 5,500,000 shares of Common Stock underlying the Founder Warrants held by Marathon Investors, LLC.

CUSIP No. 565756103	13G

1		NAME OF REPORTING PERSONS Marathon Founders, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Item 4).	5	SOLE VOTING POWER 9,225,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,225,000(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (also see Item 4). 9,225,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (also see Item 4(b)). 18.7%(2)
12		TYPE OF REPORTING PERSON (see instructions) OO

(1) Reflects the aggregate amount beneficially owned as of February 14, 2007.

(2) Based on 49,410,850 shares of Common Stock outstanding as of November 13, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 565756103	13G

1		NAME OF REPORTING PERSONS Marathon Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (also see Item 4).	5	SOLE VOTING POWER 5,500,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,500,000(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (also see Item 4). 5,500,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (also see Item 4(b)). 10.0%(2)
12		TYPE OF REPORTING PERSON (see instructions) OO

(1) Reflects the aggregate amount beneficially owned as of February 14, 2007.

(2) Based upon 54,910,850 outstanding shares, which includes the 49,410,850 shares of Common Stock issued and outstanding as of November 13, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2006 and the 5,500,000 shares of Common Stock underlying the Founder Warrants held by Marathon Investors, LLC.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer.

Marathon Acquisition Corp, a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices.

500 Park Avenue

5th Floor

New York, NY 10022

Item 2.

(a)	Name of Person Filing.

This Schedule 13D is being filed by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”):

(i)	Michael S. Gross (“Mr. Gross”);
(ii)	Marathon Founders, LLC (“Marathon Founders”), a Delaware limited liability company; and
(iii)	Marathon Investors, LLC (“Marathon Investors”) a Delaware limited liability company.
(b)	Address of Principal Business Office, or, if none, Residence.

The principal business office of each the Reporting Persons is 500 Park Avenue, 5th Floor, New York, NY 10022.

(c)	Citizenship.

Incorporated by reference to Row 4 of each Reporting Person’s respective cover page.

(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share.

(e)	CUSIP Number.

565756103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Item 4.	Ownership:

Item 4(a)        Amount Beneficially Owned:

Incorporated by reference to Rows 5 through 9 of each Reporting Person’s respective cover page.

Item 4(b)	Percent of Class:

As of February 14, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:

i)

Marathon Founders, an entity owned and controlled by Mr. Gross, may be deemed the beneficial owner of 9,225,000 shares of Common Stock, representing 18.7% of the Common Stock (based on 49,410,850 shares of Common Stock outstanding as of November 13, 2006, as reported in the Issuer’s Form 10-Q filed for the quarter ended September 30, 2006). These shares of Common Stock were purchased in private placements that occurred prior to the Issuer’s initial public offering (the “IPO”) on August 30, 2006, in which the Issuer offered for sale 37,500,000 of its units, each unit consisting for one share of Common Stock and one warrant (the “Warrants”). On September 27, 2006, the underwriters exercised their over-allotment option and purchased an additional 2,535,850 units, for an aggregate of 40,035,850 units sold to the public in connection with the IPO. Marathon Founders’ sole business purpose is to hold shares of Common Stock purchased prior to the Issuer’s IPO. Mr. Gross is the owner and managing member of Marathon Founders and may be deemed to have beneficial ownership of Marathon Founders’ interests in the Issuer. Mr. Gross disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

ii)

Marathon Investors, an entity owned and controlled by Mr. Gross, may be deemed the beneficial owner of 5,500,000 shares of Common Stock, representing 10.0% of the Common Stock (based on 54,910,850 outstanding shares, which includes the 49,410,850 shares of Common Stock issued and outstanding as of November 13, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2006 and the 5,500,000 shares of Common Stock underlying the Founder Warrants held by Marathon Investors). These shares of Common Stock are underlying the 5,500,000 warrants (the “Founder Warrants”) purchased by Marathon Investors at a purchase price of $1.00 per warrant in a private placement that occurred immediately prior to the consummation of an initial business combination by the Issuer. Marathon Investor’s sole business purpose is to hold warrants exercisable for Common Stock purchased immediately prior to the Issuer’s IPO. Mr. Gross is the owner and managing member of Marathon Investors and may be deemed to have beneficial ownership of Marathon Investors’ interests in the Issuer. Mr. Gross disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

iii)

Mr. Gross may be deemed to be the beneficial owner of 14,725,000 shares of Common Stock, representing 28.6% of the Common Stock (based on 54,910,850 outstanding shares, which includes the 49,410,850 shares of Common Stock issued and outstanding as of November 13, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2006 and the 5,500,000 shares of Common Stock underlying the Founder Warrants held by Marathon Investors). Mr. Gross is the owner and managing member of Marathon Founders and may be deemed to have beneficial ownership of Marathon Founders’ interests in the Issuer. Mr. Gross is the owner and managing member of Marathon Investors and may be deemed to have beneficial ownership of Marathon Investors’ interests in the Issuer. Mr. Gross disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.

Item 4 (c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibits.	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2008

By:	/s/ Michael S. Gross
Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

MARATHON INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member